

March 6, 2008

Mr. James E. Condon, Chief Financial Officer
Tekni-Plex, Inc.
260 North Denton Tap Road
Coppell, Texas 75019

Re: **Tekni-Plex, Inc.**
Form 10-K for the fiscal year ended June 29, 2007
Forms 8-K filed December 17, 2007 and January 17, 2008
File No. 333-28157

Dear Mr. Condon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Anne McConnell, Senior Staff Accountant at (202) 551-3709, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief